UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No 2)1

Driftwood Ventures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262033103

(CUSIP Number)

Driftwood Ventures, Inc.
2121 Avenue of the Stars
Suite 2550
Los Angeles CA, 90067
Attn.: Jay Wolf
Tel: 310-601-2500

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 30, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: o.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Capital Master Fund, Ltd. 98-0447604

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,097,363

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,097,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,097,363[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	80.3%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

2 This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued on July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, to Trinad Capital Master Fund, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
3 On the basis of 11,327,453 shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Capital International, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,546,552

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,546,552

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,546,552[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

4 This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued on July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, to Trinad Capital Master Fund, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
5 On the basis of 11,327,453 shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Management, LLC 20-0591302

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,779,181

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		9,779,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,779,181[6]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	81.4%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

6 This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, issued to Trinad Capital Master Fund, Ltd., and $750,000 issued on July 7, 2008 to Trinad Management, LLC, by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
7 On the basis of 11,327,453 shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Capital LP 20-0593276

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,550,811

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,550,811

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,550,811[8]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66.7%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

8 This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued on July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, issued to Trinad Capital Master Fund, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
9 On the basis of 11,327,453 shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Trinad Advisors II, LLC 20-0591650

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,550,811

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,550,811

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,550,811[10]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	66.7%[11]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

10 This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued on July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, issued to Trinad Capital Master Fund, Ltd. by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
11 On the basis of 11,327,453 shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Jay A. Wolf

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		125,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,779,181

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		125,000

WITH	10	SHARED DISPOSITIVE POWER:

		9,779,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,904,181[12]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	82.5%1314

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

12This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, issued to Trinad Capital Master Fund, Ltd., and $750,000 issued on July 7, 2008 to Trinad Management, LLC, by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
13 Jay A. Wolf and Robert S. Ellin, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd., and Trinad Management, LLC as they share power to vote and dispose of the securities.
14 On the basis of 11,327,453 shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No.	262033103

1	NAMES OF REPORTING PERSONS: Robert S. Ellin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		250,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,779,181

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		250,000

WITH	10	SHARED DISPOSITIVE POWER:

		9,779,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,029,181[15]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	83.5%1617

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

15 This amount does not include common stock which may be issued pursuant to certain senior convertible promissory notes issued July 7, 2008 and August 1, 2008 in the aggregate principal amounts of $2,500,000 and $1,500,000, respectively, issued to Trinad Capital Master Fund, Ltd., and $750,000 issued on July 7, 2008 to Trinad Management, LLC, by Driftwood Ventures, Inc. pursuant to a certain Note Purchase Agreement between Driftwood Ventures, Inc. and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, and such promissory notes are not convertible unless and until a future financing occurs and then are convertible at such price of future financing, all as described in the Note Purchase Agreement.
16 Jay A. Wolf and Robert S. Ellin, as managing members of Trinad Management, LLC, could be deemed to indirectly beneficially own the shares held by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC as they share power to vote and dispose of the securities.
17 On the basis of 11,327,453 shares of outstanding Common Stock.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates are warrants exercisable into common stock and common stock, par value $0.001, per share (the "Common Stock"), of Driftwood Ventures, Inc., the issuer (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Item 2. Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Management, LLC, Trinad Capital LP, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf (collectively, the "Reporting Persons"):

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital International, Ltd., a Cayman Islands corporation, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital International, Ltd.. As of the date hereof, Trinad Capital International, Ltd. is the owner of 17% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Capital LP, a Delaware limited partnership, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 83% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iv) Trinad Management, LLC, a Delaware limited liability company, is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(v) Trinad Advisors II, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(vi) Robert S. Ellin is an individual whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vii) Jay A. Wolf is an individual whose principal occupation is to serve as portfolio manager and managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd., Trinad Capital GP and a managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

The Reporting Persons nor any executive officer or director of the Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Trinad Capital Master Fund, Ltd. (“Trinad”). The warrants issued to Trinad exercisable into shares of common stock were issued in connection with a certain Note Purchase Agreement between the Issuer and the purchasers signatory thereto dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, as partial inducement to purchase the notes referenced therein.

Item 4. Purpose of Transaction.

Financing

On August 1, 2008, the Issuer completed a subsequent closing pursuant to a Note Purchase Agreement dated July 7, 2008, as subsequently amended on July 15, 2008 and further amended on July 31, 2008, with Trinad (the “Note Purchase Agreement”), pursuant to which Trinad agreed to provide a loan to the Issuer in the aggregate principal amount of up to $1,500,000, in consideration for the issuance and delivery of a senior secured convertible promissory note (the “Note”). As partial inducement to purchase the Note, the Issuer issued to Trinad a warrant to purchase 1,363,636 shares of Common Stock (the “Warrant”). The Note Purchase Agreement provides for subsequent closings whereby the Issuer may issue additional Notes and Warrants to one or more additional purchasers at any time and from time to time on or before August 15, 2008 (the “Financing”).

Pursuant to the Note Purchase Agreement, on August 1, 2008 the Issuer issued to Trinad a Note in the aggregate principal amount of $1,500,000. The Note bears an interest rate of five percent (5%) for the time period beginning on July 7, 2008 and ending on July 7, 2009, unless extended. Upon the occurrence of an investor sale, as defined in the Note, the entire outstanding principal amount of the Note and any accrued interest thereon will be automatically converted into shares of the Issuer’s Common Stock. The form of Note was filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

Pursuant to a Security Agreement, by and among the Issuer and Trinad, the Issuer granted a security interest in all of its assets to Trinad to secure the Issuer’s obligations under the Note (the “Security Agreement”). The Security Agreement was filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein.

In connection with the Note Purchase Agreement, on August 1, 2008 the Issuer issued to Trinad a Warrant to purchase 1,363,636 shares of Common Stock. The Warrant has a five year term and an exercise price of $0.01 per share. The form of the Warrant was filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008 and is incorporated by reference herein. On August 1, 2008, Trinad exercised the Warrant and purchased 1,363,636 shares of Common Stock for $13,636.36.

Amendments to Trinad Agreements

On July 15, 2008, the parties to the Note Purchase Agreement agreed to amend the Note Purchase Agreement dated July 7, 2008 (the “Amendment No. 1 to the Note Purchase Agreement”) to : (i) increase the amount of Notes offered in the Financing to an aggregate amount of up to $9,000,000, (ii) increase the amount of Warrants issuable in connection with the Financing to up to 8,181,818 and (iii) extend the offering period until July 31, 2008, as set forth in the Amendment No. 1 to the Note Purchase Agreement, filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2008 and is incorporated by reference herein.

On July 31, 2008, the parties to the Note Purchase Agreement agreed to further amend the Note Purchase Agreement dated July 7, 2008, as subsequently amended on July 15, 2008 (the “Amendment No. 2 to the Note Purchase Agreement”) to extend the offering period until August 15, 2008, as set forth in the Amendment No. 2 to the Note Purchase Agreement, filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2008 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 9,097,363 shares of the Common Stock, representing approximately 80.3% of the issued and outstanding Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital LP), may be deemed to be the beneficial owner of 9,779,181 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 81.4% of the issued and outstanding Common Stock of the Issuer.

Robert S. Ellin, as Managing Member of Trinad Advisors II, LLC and Trinad Management, LLC may be deemed to be the beneficial owner of 9,779,181 shares of the Common Stock held in the aggregate by Trinad Capital Master Fund, Ltd. and Trinad Management, and is the direct beneficial owner of 250,000 shares of the Common Stock of the Issuer representing approximately 83.5% of the issued and outstanding Common Stock of the Issuer.

Jay A. Wolf, as Managing Director of Trinad Advisors II, LLC and Trinad Management, LLC may be deemed to be the beneficial owner of 9,779,181 shares of the Common Stock held in the aggregate by Trinad Capital Master Fund, Ltd. and Trinad Management, LLC, and is the direct beneficial owner of 125,000 shares of the Common Stock of the Issuer representing approximately 82.5% of the issued and outstanding Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 83% of the shares of the 9,097,363 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

Trinad Capital International, Ltd. (as the owner of 17% of the shares of Trinad Capital Master Fund, Ltd.), may be deemed to be the beneficial owner of 17% of the shares of the 9,097,363 shares of the Common Stock held by Trinad Capital Master Fund, Ltd.

Each of Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC and Trinad Capital International, Ltd. disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd., and each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Management, LLC, except to the extent of his pecuniary interests therein.

Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s equity securities during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
Exhibits:
A	Joint Filing Agreement ┼
B	Form of Warrant *
C	Form of Note *
D	Security Agreement, by and among Driftwood, Trinad and Back Bay, dated July 7, 2008 *
E	Amendment No. 1 to the Note Purchase Agreement, by and among Driftwood and the purchasers signatory thereto, dated July 15, 2008 **
F	Amendment No. 2 to the Note Purchase Agreement, by and among Driftwood and the purchasers signatory thereto, dated July 31, 2008 ***

┼ Previously filed
* Filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2008
** Filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2008
*** Filed as an exhibit to Driftwood’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2008

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2008

Trinad Capital Master Fund, Ltd.

By:	/s/ Robert S. Ellin
Name: Robert S. Ellin Title: Managing Member of Trinad Advisors II, LP, the general partner of a principal stockholder of Trinad Capital Master Fund, Ltd.

Trinad Management, LLC

By:	/s/ Jay A. Wolf
Name: Jay A. Wolf Title: Managing Director

Trinad Capital LP

By:	/s/ Trinad Advisors II, LLC
Name: Trinad Advisors II, LLC Title: Trinad Capital LP's General Partner

Trinad Advisors II, LLC

By:	/s/ Robert S. Ellin
Name: Trinad Advisors II, LLC Title: Managing Member

Trinad Capital International, Ltd.

By:	/s/ Jay Wolf
Name: Jay A. Wolf Title: Managing Director of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd. /s/ Jay A. Wolf

Jay A. Wolf
By:	/s/ Jay A. Wolf

Robert S. Ellin
By:	/s/ Robert S. Ellin